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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

PracticeWorks, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

739419109

(Cusip Number)

James M. Quinn, Esq.
Secretary
Eastman Kodak Company
343 State Street
Rochester, NY 14650
585-724-4368

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739419109			Page 2 of 5

1.	Name of Reporting Person: Eastman Kodak Company		I.R.S. Identification Nos. of above persons (entities only): 16-0417150

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 Shares of Common Stock

		8.	Shared Voting Power: 1,321,820 Shares of Common Stock

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,321,820 Shares of Common Stock *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒*

13.	Percent of Class Represented by Amount in Row (11): 7.46%*

14.	Type of Reporting Person (See Instructions): CO

*	This Schedule relates to shares of Common Stock, par value $0.01 per share (“Common Stock”) of PracticeWorks, Inc. (the “Issuer” or “PracticeWorks”). The Issuer’s principal executive office is located at 1765 the Exchange, Atlanta, Georgia 30339. Pursuant to the terms of the Voting Agreement described below, voting rights with respect to any shares of Common Stock issuable pursuant to outstanding employee stock options to purchase 2,740,207 shares of Common Stock are subject to the irrevocable proxies if and when issued. Reporting person disclaims beneficial ownership in such option shares until issued pursuant to Rule 13(d)4.

2

CUSIP No. 739419109

Item 2. Identity and Background.

     This Statement is being filed by Eastman Kodak Company (“Kodak”) in connection with (i) an Agreement and Plan of Merger (the “Merger Agreement”) dated July 20, 2003, among Kodak, its wholly owned subsidiary Peach Acquisition, Inc. (“Merger Subsidiary”), and PracticeWorks, and (ii) the Voting Agreement and Irrevocable Proxy (the “Voting Agreement”) among Kodak, Peach Acquisition Corp., PracticeWorks and Richard E. Perlman, James K. Price, James C. Davis, James A. Cochran, C. Lamar Roberts, William R. Jellison, Raymond H. Welsh, William A. Shutzer and I. Thomas Presby (the “PracticeWorks Significant Shareholders”) dated July 20, 2003, which grants Kodak the right, as proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the PracticeWorks Significant Shareholders, to vote, and exercise all voting and related rights with respect to, such Stockholder’s shares of Common Stock. The Merger Agreement and the Voting Agreement are incorporated by reference herein and are filed as exhibits to this Schedule 13D.

     Kodak is organized as a corporation under the laws of the State of New Jersey, and its headquarters business address is 343 State Street, Rochester, New York 14650. Kodak is engaged primarily in developing, manufacturing and marketing consumer, professional, health and other imaging products and services.

     The names, business addresses, principal occupations and citizenship of the directors and executive officers of Kodak are set forth in Annex A hereto and are incorporated herein by reference.

     None of Kodak or its directors or executive officers has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     In consideration of and as a condition to Kodak entering into the Merger Agreement, Kodak has been appointed proxy and attorney-in-fact to vote the shares of PracticeWorks Common Stock now beneficially owned by the PracticeWorks Significant Stockholders as of July 20, 2003 and the shares or securities which may thereafter be beneficially owned by them or which may be acquired pursuant to outstanding options as of such date, and has been granted certain other rights under the Voting Agreement.

Item 4. Purpose of the Transaction

     On July 20, 2003, Kodak, Merger Subsidiary and PracticeWorks entered into the Merger Agreement pursuant to which Merger Subsidiary will merge with and into PracticeWorks and PracticeWorks will be the surviving corporation. Upon consummation of the merger, the directors and officers of Merger Subsidiary immediately prior to the merger will be the directors and officers of the surviving corporation after the merger, the separate existence of Merger Subsidiary will cease, and all outstanding shares of the surviving corporation will be held by Kodak. The purchase price payable by Kodak consists of $21.50 per share for each share of PracticeWorks Common Stock and equivalents outstanding and $7.33 for each share of PracticeWorks Series B preferred stock, plus approximately $41 million in net assumed debt and transaction fees, or approximately $500 million in the aggregate.

CUSIP No. 739419109

Completion of the merger is subject to customary conditions, including the approval by PracticeWorks shareholders and regulatory approvals. The Merger Agreement may be terminated under certain circumstances including if (a) PracticeWorks does not obtain the required stockholder approval, (b) the merger is not consummated by December 31, 2003, or (c) PracticeWorks and its board of directors approves an unsolicited proposal to merge or combine with or sell all or a substantial portion of the assets of PracticeWorks, in any such case which PracticeWorks board concludes is superior for PracticeWorks’ shareholders from a financial point of view than the transactions contemplated by the Merger Agreement, subject to certain conditions and limitations. The terms of the Merger Agreement are incorporated herein by reference.

     Kodak, Merger Subsidiary and the PracticeWorks Significant Stockholders entered into the Voting Agreement as a condition of Kodak entering into the Merger Agreement. Pursuant to the terms of the Voting Agreement, the PracticeWorks Significant Shareholders have authorized Kodak to act as their attorney and proxy to vote their shares and to exercise all voting, consent and similar rights with respect to the shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of PracticeWorks and in every written consent in lieu of such meeting: (i) in favor of approval of the merger and the adoptions and approval of the merger plan, and in favor of each of the other actions contemplated by the plan and any action required in furtherance thereof; (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the merger and the transactions contemplated by the plan; (iii) against any of the following actions (other than those actions that relate to the merger and the transactions contemplated by the plan): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of PracticeWorks or any subsidiary or PracticeWorks with any party, (B) any sale, lease or transfer of any significant part of the assets of PracticeWorks or any subsidiary of PracticeWorks, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of PracticeWorks or any subsidiary of PracticeWorks, (D) any material change in the capitalization of PracticeWorks or any subsidiary of PracticeWorks, or the corporate structure of PracticeWorks or any subsidiary of PracticeWorks, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the plan; and (iv) in favor of waiving any notice that may have been or may be required relating to any reorganization of PracticeWorks or any subsidiary of PracticeWorks, any reclassification or recapitalization of the capital stock of PracticeWorks or any subsidiary of PracticeWorks, or any sale of assets, change of control, or acquisition of PracticeWorks or any subsidiary of PracticeWorks by any other person, or any consolidation or merger of PracticeWorks or any subsidiary of PracticeWorks with or into any other person.

The PracticeWorks Significant Shareholders also agreed not to (a) transfer ownership of their shares of PracticeWorks stock, (b) enter into any contract, option or arrangement with respect to the transfer of their shares, or (c) enter into any other voting arrangement with respect to their shares during the term of the Voting Agreement. The Voting Agreement will terminate upon the termination of the Merger Agreement in accordance with its terms.

CUSIP No. 739419109

Item 5. Interest in Securities of the Issuer

     The PracticeWorks significant Shareholders own 1,321,820 shares of Common Stock, or about 7.46% of the outstanding, and options to purchase 2,740,207 additional shares of Common Stock. Kodak has been named as proxy and attorney-in-fact to vote the shares of PracticeWorks Common Stock held by the PracticeWorks Significant Stockholders as described herein. See the Voting Agreement filed as an Exhibit to this Schedule 13D under Item 7.

     Kodak declares that the filing of this Schedule 13D shall not be construed as an admission that Kodak is, for the purposes of Section13(d) of the Act, the beneficial owner of any PracticeWorks Common Stock, or any shares of Common Stock issuable upon exercise of employee stock options held by the PracticeWorks Significant Shareholders and Kodak disclaims beneficial ownership of the shares of PracticeWorks Common Stock reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than the Merger Agreement described in response to Item 4 (which response is incorporated in this Item 6 by reference), and the Voting Agreement described in response to Items 3 and 4 (which responses are incorporated in this Item 6 by reference) and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such person or any other person with respect to the shares of PracticeWorks Common Stock or, to the best knowledge of Kodak, among any of Kodak’s executive officers and directors or, to the best knowledge of Kodak Inc., between any of Kodak’s executive officers and directors and any other person, with respect to the shares of PracticeWorks Common Stock.

Item 7. Material to Be Filed as Exhibits

     1.     Agreement and Plan of Merger, dated July 20, 2003, among Kodak, Merger Subsidiary and PracticeWorks.

     2.     Voting Agreement, and Irrevocable Proxy dated July 20, 2003 among between Kodak, Merger Subsidiary, PracticeWorks and each of the PracticeWorks Significant Stockholders and form of Irrevocable Proxy signed by each of the named directors and officers of PracticeWorks.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2003	Eastman Kodak Company

	By:	/s/James M. Quinn

James M. Quinn, Secretary